December 15, 2017

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Texas Roadhouse, Inc.

Form 10-K for Fiscal Year Ended December 27, 2016

Filed February 24, 2017

File No. 000-50972

Dear Mr. Shenk:

The following is in response to the comments contained in your correspondence dated December 5, 2017 for the corporation and filing listed above.  For your convenience, we have repeated the Staff’s comments below, in italics, together with the subheadings used in your letter.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, Page 35

SEC Comment #1:

Please include in this filing and, as appropriate, in other periodic filings and earnings releases in Form 8-K a reconciliation of the non-GAAP measure “restaurant margin” to the comparable GAAP measure, such as “income from operations” presented in your statement of income, pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.  It appears this non-GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs (depreciation and amortization, general and administrative, and preopening costs) excluded from the measure.  The indicated reconciliation appears to be more representative of the measure as a restaurant level contribution to your results, rather than a reconciliation to net income which is an overall company measure.

Management’s Response to Comment #1:

We note the Staff’s comment and in future fillings will expand the referenced Management’s Discussion and Analysis disclosure and our earnings releases in Form 8-K to include a reconciliation of the non-GAAP measure “restaurant margin” to the comparable GAAP measure “income from operations”.  Please see our response to Comment #2 below which includes this reconciliation.

SEC Comment #2:

In regard to “restaurant margin,” please provide disclosure explaining all of the costs within income from operations in addition to depreciation and amortization that are excluded from the measure and the reason for their exclusion.  Your disclosure should also explain the limitations on the usefulness of this measure to emphasize that the excluded costs support the operations of your restaurants.

Management’s Response to Comment #2:

We note the Staff’s comment and in future filings will expand the referenced Management’s Discussion and Analysis disclosure and our earnings releases in Form 8-K to include the requested information.  We propose expanding our historical disclosure as follows, using amounts and disclosures included in our Form 10-Q for the 13 and 39 weeks ended September 26, 2017, our most recent filing:

Restaurant margin (in dollars and as a percentage of restaurant sales) represents restaurant sales less restaurant-level operating costs, including cost of sales, labor, rent and other operating costs. Restaurant margin is not a measurement determined in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered in isolation, or as an alternative, to income from operations.  This non-GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs excluded.  Restaurant margin is widely regarded as a useful metric by which to evaluate restaurant-level operating efficiency and performance.  In calculating restaurant margin, we exclude certain non-restaurant-level costs that support operations, including pre-opening and general and administrative expenses, but do not have a direct impact on restaurant-level operational efficiency and performance.  We also exclude depreciation and amortization expense, substantially all of which relates to restaurant-level assets, as it represents a non-cash charge for the investment in our restaurants.  We also exclude impairment and closure expense as we believe this provides a clearer perspective of the Company’s ongoing operating performance and a more useful comparison to prior period results.  Restaurant margin as presented may not be comparable to other similarly titled measures of other companies in our industry.  A reconciliation of income from operations to restaurant margin is included in the Results of Operations section below.

	13 Weeks Ended		39 Weeks Ended
(in thousands)	Sept 26, 2017	Sept 27, 2016	Sept 26, 2017	Sept 27, 2016
Income from operations	$45,511	$38,468	$148,747	$141,061
Less:
Franchise royalties and fees	4,166	4,020	12,634	12,473
Add:
Pre-opening	4,548	5,017	14,302	14,253
Depreciation and amortization	23,534	20,941	69,236	60,718
Impairment and closure	2	13	13	54
General and administrative	26,123	26,162	94,594	82,933

Restaurant margin	$95,552	$86,581	$314,258	$286,546
Restaurant margin (as a percentage of restaurant sales)	17.8%	18.1%	18.9%	19.2%

Please contact me at (502) 515-7304 if you have any questions.

Sincerely,

/s/ Scott M. Colosi
Scott M. Colosi
President, Chief Financial Officer

Copy to:	Theresa Brillant
Doug Jones